FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 20, 2003

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 7.   Financial Statements and Exhibits

(c)   The following exhibit is furnished herewith

99.1   News release of Electronic Data Systems Corporation ("EDS") dated March 20, 2003.

Item 9.   Regulation FD Disclosure

On March 20, 2003, EDS issued a news release regarding the appointments of Michael H. Jordan as Chairman and Chief Executive Officer and Jeffrey M. Heller as President and Chief Operating Officer. Mr. Jordan replaces Richard H. Brown as Chairman and Chief Executive Officer. A copy of the news release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

March 20, 2003   By: /S/ D. GILBERT FRIEDLANDER
                                         D. Gilbert Friedlander, Senior Vice
                                         President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
Tom Mattia
+1 972-605-7960
tom.mattia@eds.com

FOR RELEASE: 3:05 P.M. CST, THURSDAY, MARCH 20, 2003

EDS Names New Executive Management

Michael H. Jordan Named Chairman and CEO; Jeffrey M. Heller Returns as President and COO

PLANO, Texas – EDS today announced a new executive management team, naming Michael H. Jordan as chairman and chief executive officer and Jeffrey M. Heller as president and chief operating officer, effective immediately. Jordan, the former chairman and CEO of CBS Corporation, replaces Richard H. Brown.

"The EDS Board of Directors and Dick Brown mutually agreed it is in the best interests of the company to effect a leadership change at this time," said Roger Enrico, an EDS director. "We thank Dick for his many contributions to EDS. The company's organization, client service and competitive position are all stronger today than they were four years ago. We look forward to a smooth management transition."

Enrico said the board believes the new management team of Jordan and Heller has the opportunity to move EDS forward unencumbered by past events. He called Jordan a "proven leader and strategist with a track record of building shareholder value."

"EDS is a strong, profitable company," said Jordan. "As a Dallas-area resident, I followed the development of EDS and the IT services industry it founded. I am confident we can address the challenges of the marketplace and grow through innovative new services, while continuing to deliver the superior service our clients have come to expect. I am committed to our people, who are EDS' competitive advantage."

Jordan retired as chairman and chief executive officer of CBS Corporation (formerly Westinghouse Electric Corporation) in December 1998, after leading it through one of the most comprehensive transformations in corporate history. Before joining Westinghouse, Jordan was a partner with Clayton, Dubilier and Rice, a private equity firm in New York. Previously, he spent 18 years with PepsiCo, Inc. During this time, he served in numerous senior executive positions, including CFO of PepsiCo, Inc. and President and CEO of PepsiCo WorldWide Foods, which includes Frito-Lay. From 1964 to 1974, he was a consultant and principal with McKinsey & Company.

"We are also very pleased Jeff Heller is returning to EDS," said Enrico. "Jeff was one of the principal architects of EDS and is considered by many colleagues to be the heart, soul and conscience of the company. Nobody knows the information technology services industry better than Jeff Heller."

Heller retired from EDS in February 2002, after 34 years with the company, most recently in the position of vice chairman. Heller returns as president and chief operating officer, a role in which he served from 1996 to 2000. Heller joined EDS in 1968 as a systems engineering trainee.

Due to the management change, EDS will reschedule its 2003 Annual Shareholders Meeting from April 22 to May 20.

About EDS

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2002. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at EDS.com.